

November 9, 2022

Alfred Sandrock
President and Chief Executive Officer
Voyager Therapeutics, Inc.
64 Sidney Street
Cambridge, Massachusetts 02139

Re: Voyager Therapeutics, Inc.
Registration Statement on Form S-3
Filed November 8, 2022
File No. 333-268240

Dear Alfred Sandrock:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian A. Johnson, Esq.